UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in its Charter)

America Mobile
(Translation of Registrant’s name into English)
Lago Zurich 245
Plaza Carso / Edificio Telcel, Piso 16
Colonia Ampliación Granada, Alcaldía Miguel Hidalgo
11529, Mexico City
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the first quarter of 2026.

•
In the first quarter we added 3.0 million wireless subscribers, all of them postpaid, having disconnected 90 thousand prepaid subscribers. In the postpaid segment Brazil led the way with 1.3 million clients followed by Colombia with 258 thousand and Peru with 191 thousand.

•	In the fixed-line segment we connected 594 thousand new broadband accesses with Mexico and Brazil being the main contributors, with 175 thousand and 115 thousand clients, respectively.

•
First quarter revenue was 2.1% higher than a year ago in Mexican peso terms, to 237 billion Mexican pesos. At constant exchange rates revenue rose 6.1% on the back of a 4.6% increase in service revenue and an 11.3% in equipment revenue.

•	Mobile service revenue growth came in at 6.4% year-on-year, with prepaid revenue expanding 5.0%— it has been accelerating quarter after quarter—and postpaid revenue 7.3%.

•	On the fixed-line platform service revenue increased 1.7% year-on-year, with very rapid growth in Eastern Europe, Central America, Peru and Ecuador.

•
EBITDA reached 95 billion Mexican pesos, having risen 3.8% from the year-earlier quarter in Mexican peso terms. At constant exchange rates EBITDA increased 8.0%. The EBITDA margin stood at 39.9%, among the highest levels we have seen. EBITDA growth is proceeding at a faster pace than service revenue on account of greater operating leverage.

•
Our first quarter operating profit came in at 51 billion Mexican pesos and was up 12.7% in Mexican peso terms and 14.7% at constant exchange rates. Comprehensive financing costs were down 9.9% on lower net interests expenses. Together these items resulted in a 25.1% increase in our net income, which amounted to 23.4 billion Mexican pesos.

•
Our cash flow covered 21.6 billion pesos in capital expenditures, 1.4 billion pesos in share buybacks and 1.5 billion pesos in labor obligations and brought about a reduction in our net debt of 1.0 billion pesos in cash flow terms.

•	At the end of March our net debt (excluding leases) stood at 437 billion pesos and was equivalent to 1.41 times Net Debt/LTM EBITDA.
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América
Móvil
Consolidated

Mexico

Brazil

Colombia

Peru

Ecuador

Argentina

Southern
Cone

Central
America
and The
Caribbean

Austria and
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

We will host our conference call to discuss 1Q26 financial and operating results on April 22 at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals
	1Q26	1Q25
Earnings per Share (Mex$) (1)	0.39	0.31
Earning per ADR (US$) (2)	0.44	0.30
EBITDA per Share (Mex$) (3)	1.57	1.50
EBITDA per ADR (US$)	1.79	1.46
Net Income (millions of Mex$)	23,401	18,703
Average Shares Outstanding (billion)	60.2	60.9
Shares Outstanding End of Period (billion)	60.2	60.7
(1) Net Income / Average Shares Outstanding
(2) 20 shares per ADR
(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of March 2026
Country	Brand	Main Activity	Equity
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	100.0%
Argentina	Claro	wireless/wireline	100.0%
Austria	A1	wireless/wireline	61.0%
	EuroTeleSites	towers	57.0%
Brazil	Claro	wireless/wireline	99.6%
Chile	Claro	wireless/wireline	100.0%
Colombia	Claro	wireless/wireline	99.4%
Costa Rica	Claro	wireless/wireline	100.0%
The Dominican Republic	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	97.9%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless	100.0%
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Móvil
Consolidated

Mexico

Brazil

Colombia

Peru

Ecuador

Argentina

Southern
Cone

Central
America
and The
Caribbean

Austria and
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Currency
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Appendix

Glossary

Relevant Events

Annual shareholders’ meeting proposals
On March 17, 2026 we announced that our Board of Directors will submit for approval at our Annual Shareholders’ meeting the following proposals: 1) the payment of an ordinary dividend of MXP$0.54 per share, payable in two equal installments; and 2) the allocation of an additional 10 billion pesos to the share-buyback fund for the April 2026 - April 2027 period.

Acquisition of Desktop in Brazil
On March 22, 2026 we announced an agreement to acquire approximately 73% of the capital stock of Desktop, S.A. Completion of the transaction is subject to regulatory approvals from the Administrative Council for Economic Defense (CADE) and the National Telecommunications Agency (ANATEL) and customary closing conditions.

Access Lines

3.1M postpaid net adds
In the first quarter we added 3.1 million postpaid subscribers with Brazil leading the way with 1.3 million clients. Colombia followed with 258 thousand, Peru with 191 thousand, Argentina with 134 thousand and Mexico with 91 thousand subscribers. In the prepaid segment we registered 90 thousand net prepaid losses as Mexico, Chile and the Eastern Europe block disconnected subscribers.

594k new broadband accesses
In the fixed-line segment we connected 594 thousand new broadband accesses. Mexico was the main contributor with 175 thousand clients, followed by Brazil with 115 thousand and Colombia with 76 thousand. As regards PayTV we added 72 thousand units with most of them coming from Eastern Europe and Central America.

At the end of March we had 414 million access lines, of which 334 million were wireless subscribers—146 million postpaid clients—and 80 million were fixed-line RGUs: 37 million broadband accesses, 14 million Pay TV units and 29 million landlines.

Postpaid base +8.8% YoY and broadband accesses +6.0% YoY
Mobile postpaid and fixed-broadband accesses were the main drivers of growth for our client base, increasing by 8.8% and 6.0%, respectively, vis-a-vis the year-earlier quarter.
Content

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América
Móvil
Consolidated

Mexico

Brazil

Colombia

Peru

Ecuador

Argentina

Southern
Cone

Central
America
and The
Caribbean

Austria and
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Appendix

Glossary

Wireless subscribers as of March 2026
Total(1) (Thousands)
Country	Mar ’26	Dec ’25	Var.%	Mar ’25	Var.%
Argentina	27,727	27,379	1.3%	26,294	5.4%
Austria & Eastern Europe(2)	31,036	30,179	2.8%	27,588	12.5%
Brazil	90,824	89,525	1.5%	87,587	3.7%
Central America & The Caribbean	26,066	25,683	1.5%	25,594	1.8%
Colombia	43,185	42,678	1.2%	41,258	4.7%
Ecuador	9,615	9,651	-0.4%	9,949	-3.4%
Mexico	84,285	84,676	-0.5%	83,925	0.4%
Peru	13,221	13,066	1.2%	12,795	3.3%
Southern Cone(3)	8,538	8,647	-1.3%	9,212	-7.3%
Total Wireless Lines	334,496	331,485	0.9%	324,202	3.2%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes A1 Digital M2M subscribers.
(3) Includes Chile, Paraguay and Uruguay.
Note: We have modified our reporting methodology for Fixed Wireless Access (FWA) devices, which are now classified under mobile service rather than fixed-line service. This ensures consistency across all operations, as some regions—including Colombia and Central America—previously reported FWA under broadband. Figures for 2025 and 2026 have been adjusted to reflect these changes.

Fixed-Line and Other Accesses (RGUs) as of March 2026
Total(1) (Thousands)
Country	Mar ’26	Dec ’25	Var.%	Mar ’25	Var.%
Argentina	4,250	4,106	3.5%	3,754	13.2%
Austria & Eastern Europe	6,498	6,460	0.6%	6,379	1.9%
Brazil	21,857	21,902	-0.2%	22,265	-1.8%
Central America & The Caribbean	8,526	8,380	1.7%	7,962	7.1%
Colombia	9,706	9,646	0.6%	9,617	0.9%
Ecuador	809	771	4.9%	620	30.4%
Mexico	22,820	22,694	0.6%	22,090	3.3%
Peru	2,053	1,985	3.5%	1,907	7.7%
Southern Cone(2)	3,133	3,168	-1.1%	3,343	-6.3%
Total UGIs	79,653	79,112	0.7%	77,937	2.2%
(1) Includes total accesses of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Includes fixed-line, broadband and television (Cable & DTH) accesses.
(2) Includes Chile, Paraguay and Uruguay.
Note: We have modified our reporting methodology for Fixed Wireless Access (FWA) devices, which are now classified under mobile service rather than fixed-line service. This ensures consistency across all operations, as some regions—including Colombia and Central America—previously reported FWA under broadband. Figures for 2025 and 2026 have been adjusted to reflect these changes.
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Appendix

Glossary

Broadband accesses as of March 2026
Total(1) (Thousands)
Country	Mar ’26	Dec ’25	Var.%	Mar ’25	Var.%
Argentina	1,781	1,722	3.4%	1,563	13.9%
Austria & Eastern Europe	2,902	2,884	0.6%	2,816	3.1%
Brazil	10,757	10,642	1.1%	10,378	3.7%
Central America & The Caribbean	2,918	2,845	2.5%	2,631	10.9%
Colombia	3,630	3,555	2.1%	3,439	5.6%
Ecuador	441	424	4.1%	362	22.0%
Mexico	12,175	12,001	1.5%	11,374	7.0%
Peru	1,143	1,084	5.4%	1,030	10.9%
Southern Cone(2)	1,556	1,552	0.3%	1,585	-1.9%
Total UGIs	37,303	36,709	1.6%	35,177	6.0%

(1) Includes total accesses of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes Chile, Paraguay and Uruguay.
Note: We have modified our reporting methodology for Fixed Wireless Access (FWA) devices, which are now classified under mobile service rather than fixed-line service. This ensures consistency across all operations, as some regions—including Colombia and Central America—previously reported FWA under broadband. Figures for 2025 and 2026 have been adjusted to reflect these changes.

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Appendix

Glossary

América Móvil Consolidated Results

The downward trend on short term dollar interest rates following the 25-basis points rate reduction of the policy rate by the Fed in December continued in the beginning of the first quarter, as the market became increasingly concerned with a potential slowdown in economic activity in the U.S. The value of the dollar vs. other currencies, including those in our region of operations, declined throughout the first part of the quarter, with the dollar falling 4.3% vs. the Mexican peso, 3.0% vs. the Chilean peso and 6.4% vs. the Brazilian real by the end of February. With the major exception of the latter, the U.S. dollar made up practically all its losses in the weeks after the initiation of the war with Iran. Throughout the period the differential between short term rates and 10-year rates widened significantly, from 8 basis points to 64 basis points at the close of the quarter, with investors eyeing both a slowdown in the pace of economic activity—possibly even a recession—and higher inflation rates.

First quarter revenue was up 2.1% in Mexican peso terms to 236.8 billion pesos, with service revenue up 0.6%, equipment revenue 7.4% and other revenue 107.9%—including the proceeds of a favorable ruling in Chile on account of a dispute around certain TV rights. EBITDA increased at nearly twice the pace as revenue, 3.8%. The figures cited above reflect the appreciation of the Mexican peso vs. practically all other currencies in our region of operations, having gained 16.3% vs. the U.S. dollar, 4.6% vs. the euro, 4.5% vs. the Brazilian real and 2.5% vs. the Colombian peso with respect to the same period of 2025.

At constant exchange rates revenue rose 6.1% on the back of a 4.6% increase in service revenue and 11.3% in equipment revenue, driving an 8.0% expansion in EBITDA. Adjusted for the extraordinary proceeds of the legal ruling, EBITDA was up 7.0%. The greater operating leverage is allowing for faster EBITDA growth—with EBITDA now expanding more rapidly than service revenue—and led our consolidated EBITDA margin to reach 40%, one of our highest margins.

At 6.4% year-on-year, a similar pace to the one observed over the last several quarters, mobile service-revenue growth has remained resilient, with postpaid revenue growth at 7.3%, and prepaid revenue at 5.0%, having expanded faster quarter after quarter over the last year. Mobile service revenue growth has been on an upward trend in Mexico and Colombia, on the back of a surge in prepaid revenue.

On the fixed-line platform service-revenue growth was up 1.7% in the first quarter, with very rapid growth in Eastern Europe, Central America, Peru and Ecuador.
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Appendix

Glossary

Our operating profit came in at 50.5 billion pesos and was up 12.7% in Mexican peso terms, while our comprehensive financing costs declined 9.9% reflecting lower net interest expenses. These concepts brought about a 25.1% increase in our net income, to 23.4 billion pesos. It was equivalent to 39 peso cents per share and 44 dollar cents per ADR.

Our financial debt reached 527.5 billion pesos at the end of March, having increased by 2.6 billion pesos vs. the one outstanding at the close of December. Our net debt for the period stood at 437.0 billion pesos and was equivalent to 1.41x EBITDAaL.

Our cash flow in the first quarter allowed us to cover 21.6 billion pesos in capital expenditures; 1.4 billion pesos in share buybacks; 1.5 billion pesos in labor obligations and to reduce our net debt by 1.0 billion pesos.
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Appendix

Glossary

América Móvil’s Income Statement Millions of Mexican pesos
	1Q26	1Q25	Var.%
Service Revenue	200,392	199,143	0.6%
Equipment Revenue	34,106	31,767	7.4%
Other Revenue	2,346	1,128	107.9%
Total Revenue	236,844	232,038	2.1%
Cost of Service	58,922	59,657	-1.2%
Cost of Equipment	29,609	27,864	6.3%
Selling, General & Administrative Expenses	52,090	51,938	0.3%
Others	1,719	1,531	12.3%
Total Costs and Expenses	142,339	140,990	1.0%

EBITDA	94,504	91,048	3.8%
% of Total Revenue	39.9%	39.2%

Depreciation & Amortization	43,985	46,234	-4.9%
EBIT	50,519	44,814	12.7%
% of Total Revenue	21.3%	19.3%

Net Interest Expenses	11,853	12,711	-6.7%
Other Financial Expenses	5,290	-450	n.m.
Foreign Exchange Loss	-5,037	1,179	n.m.
Comprehensive Financing Cost (Income)	12,105	13,440	-9.9%
Income & Deferred Taxes	13,789	11,687	18.0%
Net Income before Minority Interest and Equity Participation in Results of Affiliates	24,624	19,687	25.1%
Equity Participation in Results of Affiliates	45	27	68.9%
Minority Interest	-1,268	-1,011	-25.5%
Net Income	23,401	18,703	25.1%
Note: The reported figures for Argentina corresponding to the first quarter of 2026 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.
We have modified our reporting methodology for Fixed Wireless Access (FWA) devices, which are now classified under mobile service rather than fixed-line service. This ensures consistency across all operations, as some regions—including Colombia and Central America—previously reported FWA under broadband. Figures for 2025 and 2026 have been adjusted to reflect these changes.
n.m. Not meaningful.
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Appendix

Glossary

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos
	Mar '26	Dec '25	Var.%		Mar '26	Dec '25	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Investments(1)	90,495	77,384	16.9%	Short Term Debt(2)	105,323	91,973	14.5%
Accounts Receivable	240,354	243,798	-1.4%	Lease-Related Debt	37,999	35,867	5.9%
Other Current Assets	26,103	15,631	67.0%	Accounts Payable	140,403	155,251	-9.6%
Inventories	27,034	28,307	-4.5%	Other Current Liabilities	249,402	212,101	17.6%
	383,986	365,120	5.2%		533,126	495,191	7.7%

Non Current Assets				Non Current Liabilities
Plant & Equipment, gross	1,559,913	1,491,910	4.6%	Long Term Debt	422,197	432,934	-2.5%
-Depreciation	866,172	804,647	7.6%	Lease-Related Debt	179,907	178,242	0.9%
Plant & Equipment, net	693,741	687,263	0.9%	Other Liabilities	272,831	265,576	2.7%
Rights of Use	201,367	197,544	1.9%		874,935	876,752	-0.2%
Investments in Affiliates and Other Investments	22,770	22,406	1.6%

Deferred Assets
Goodwill (Net)	158,400	157,453	0.6%
Intangible Assets	141,826	139,249	1.9%	Shareholder's Equity	436,257	427,672	2.0%
Deferred Assets	242,229	230,580	5.1%

Total Assets	1,844,318	1,799,616	2.5%	Total Liabilities and Equity	1,844,318	1,799,616	2.5%
(1) Includes Verizon stock, deemed to be available for sale.
(2) Includes current portion of Long Term Debt.
Note: The reported figures for Argentina corresponding to the first quarter of 2026 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.
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Consolidated

Mexico

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Cone

Central
America
and The
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Austria and
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Appendix

Glossary

América Móvil’s Free Cash Flow Millions of Mexican pesos
	Jan-Mar 26	Jan-Mar 25
EBITDA	94,504	91,048

EBITDAaL(1)	76,808	75,092
Minus
Net Interest Payments	9,587	9,962
Income Taxes	11,979	13,224
Increase in Working Capital	30,351	27,641
Funds from Operations	24,891	24,266
Capital Expenditures	21,624	24,675
Free Cash Flow	3,267	(410)

Uses of Free Cash Flow
Shareholder Distributions	698	2,981
-Dividends	(681)	(802)
-Dividends Paid	8	1
-Dividends Income	(689)	(803)
-Share Buybacks	1,379	3,783
Equity Investments	24	559
Labor Obligations	1,541	6,978
Reduction of our Net Debt	1,004	(10,927)
	3,267	(410)

((1) After leases and adjusting for non-cash items.
Note: The reconcilation of this table (not an IFRS measure) to net cash flows provided by operating activities (an IFRS measure) can be seen in the Appendix.

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Appendix

Glossary

Mexico

91k postpaid net adds
We registered net gains of 91 thousand postpaid subscribers during the quarter and disconnected 482 thousand prepaid subs in the context of the process of the clients registration mandated by the Digital Transformation Agency initiated in January and is to be completed in July. Telcel ended the quarter with 84.3 million wireless subscribers, up 0.4% year on year.

175k new broadband accesses
In the fixed-line segment, we added 175 thousand new broadband accesses. As part of its commitment to improving customer experience, Telmex increased the speeds of all its commercial plans by approximately one third. More than 90% of Telmex customers are now connected through fiber, a modern and high-speed network, and we have also made significant efforts to improve customer service. At the end of March, we were serving 22.8 million fixed-line RGUs.

Mobile service revenue +5.7% YoY, best performance in two years
Total revenue for the quarter increased 5.1% year-on year, with service revenue expanding 3.5%. On the mobile platform service revenue rose 5.7%, its strongest performance in two years. Revenue growth accelerated in both the prepaid and postpaid segments with prepaid revenue up 4.6% and postpaid revenue rising 7.1%. This performance allowed us to register a 5.3% increase in Telcel’s ARPU. As regards fixed-line service revenue, it was down 0.8%, as a result of a non-recurring revenue recorded in the first quarter of last year associated with an IT project.

EBITDA +6.0% YoY
EBITDA for the period climbed 6.0% year-on-year on solid revenue growth and strict cost control. The EBITDA margin for the quarter stood at 42.3%, an increase of 40 basis points compared to a year earlier. It was the highest in nearly two years.
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Glossary

INCOME STATEMENT - Mexico Millions of MxP
	1Q26	1Q25	Var.%
Total Revenue(1)	86,307	82,107	5.1%
Total Service Revenue	69,692	67,345	3.5%
Wireless Revenue	62,977	58,792	7.1%
Service Revenue	47,286	44,754	5.7%
Equipment Revenue	15,691	14,038	11.8%
Fixed Line Revenue(2)	22,480	22,674	-0.9%
Other Revenue	850	642	32.5%
EBITDA	36,484	34,409	6.0%
% total revenue	42.3%	41.9%
EBIT	27,880	25,896	7.7%
% total revenue	32.3%	31.5%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. (2) Includes equipment revenue.

Mexico Operating Data
	1Q26	1Q25	Var.%
Wireless Subscribers (thousands)	84,285	83,925	0.4%
Postpaid	16,009	15,583	2.7%
Prepaid	68,275	68,341	-0.1%
ARPU (MxP)	187	178	5.3%
Churn (%)	3.0%	3.3%	(0.2)
Revenue Generating Units (RGUs)	22,820	22,090	3.3%
Fixed Lines	10,644	10,716	-0.7%
Broadband	12,175	11,374	7.0%
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Mexico

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Appendix

Glossary

Brazil

1.3M wireless net adds
Wireless net additions totaled 1.3 million subscribers, almost entirely postpaid, bringing the base to 90.8 million subscribers at the end of March, a 3.7% year-on-year increase. We have been the market leaders in both prepaid and postpaid net additions through February and are also the leader in number portability. In the fixed-line segment we added 115 thousand new broadband accesses but recorded disconnections in landlines and PayTV units, resulting in net disconnections of 45 thousand fixed-line RGUs.

Mobile service revenue +7.8% YoY
First-quarter revenue reached 13.3 billion reais, up 6.8% year on year, with service revenue growth accelerating to 5.6% from 5.1% in the prior quarter. Mobile service revenue growth accelerated both in prepaid and postpaid to 7.8%, compared to 7.6% in the preceding quarter, with Claro continued to benefit from customer migration from prepaid to postpaid, reaching a 4.6% increase in ARPU. Fixed-line service revenue also accelerated to 2.6%, representing the fastest pace of the past four quarters. Claro is focused on strengthening its leadership in Brazil by expanding fixed broadband—especially ultra high speed services—enhancing its leadership in Pay TV through the broadest and most integrated content offering, and accelerating growth in convergent fixed-mobile bundles to improve customer experience, increase retention, and drive revenue growth.
EBITDA +6.7% YoY
EBITDA for the quarter increased 6.7% year-on-year, reflecting strong service revenue growth and continued cost containment efforts. The EBITDA margin for the period stood at 44.0% of revenue.

Desktop acquisition will strengthen Claro’s presence
On March 22, we announced the execution of an agreement to acquire a 73.01% stake in Desktop S.A. The transaction is subject to regulatory approval from the Administrative Council for Economic Defense (CADE) and the National Telecommunications Agency (ANATEL), as well as the completion of a mandatory tender offer to the remaining shareholders, ensuring tag-along rights at the same price per share paid for the controlling stake. This acquisition will strengthen Claro’s presence in the state of São Paulo, as Desktop represents a strong complement to our existing network and will allow us to further enhance the customer experience.
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INCOME STATEMENT - Brazil Millions of BrL
	1Q26	1Q25	Var.%
Total Revenue(1)	13,304	12,460	6.8%
Total Service Revenue	12,529	11,865	5.6%
Wireless Revenue	8,044	7,356	9.3%
Service Revenue	7,312	6,782	7.8%
Equipment Revenue	732	574	27.4%
Fixed Line Revenue(2)	5,224	5,082	2.8%
EBITDA	5,857	5,491	6.7%
% total revenue	44.0%	44.1%
EBIT	2,656	2,326	14.2%
% total revenue	20.0%	18.7%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercomp any  transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.

Brazil Operating Data
	1Q26	1Q25	Var.%
Wireless Subscribers (thousands)	90,824	87,587	3.7%
Postpaid	59,668	54,883	8.7%
Prepaid	31,156	32,704	-4.7%
ARPU (BrL)	27	26	4.6%
Churn (%)	2.1%	2.4%	(0.2)
Revenue Generating Units (RGUs)(1)	21,857	22,265	-1.8%
Fixed Lines	6,579	7,254	-9.3%
Broadband	10,757	10,378	3.7%
PayTV	4,521	4,634	-2.4%
(1) Fixed Line, Broadband and Television.
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Colombia

507k wireless net adds
We gained 507 thousand mobile subscribers in the first quarter just over half of which were postpaid customers. Our wireless base surpassed 43 million subscribers at the end of March, representing a 4.7% increase year-on-year. On the fixed-line platform we added 76 thousand broadband accesses but disconnected 11 thousand landlines and five thousand PayTV units.

Mobile service revenue +10.2% YoY; fastest in years
Revenue totaled 4.3 trillion Colombian pesos; it was up 5.9% year-on-year, with service revenue growth accelerating from 5.4% in the fourth quarter of last year to 7.4% in the current quarter. Mobile service revenue rose 10.2%, its strongest performance in ten years, supported by solid results both in postpaid and prepaid. Fixed-line service revenue increased 3.2%, up from 2.2% in the preceding quarter.

EBITDA +11.6% YoY
EBITDA expanded 11.6% year-on-year on the back of rapid service revenue growth. The EBITDA margin for the period reached 41.6% of revenue, 2.1 percentage points higher than a year earlier.

Our focus on delivering best-in-class 5G and fiber-to-the-home networks has been reflected in our strong results in number portability and the notable acceleration in fixed broadband net additions.

INCOME STATEMENT - Colombia Billions of COP
	1Q26	1Q25	Var.%
Total Revenue(1)	4,253	4,015	5.9%
Total Service Revenue	3,278	3,051	7.4%
Wireless Revenue	2,931	2,721	7.7%
Service Revenue	2,026	1,838	10.2%
Equipment Revenue	905	883	2.5%
Fixed Line Revenue(2)	1,280	1,260	1.5%
EBITDA	1,771	1,587	11.6%
% total revenue	41.6%	39.5%
EBIT	839	684	22.6%
% total revenue	19.7%	17.0%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.

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Colombia Operating Data
	1Q26	1Q25	Var.%
Wireless Subscribers (thousands)(1)	43,185	41,258	4.7%
Postpaid	12,020	11,033	9.0%
Prepaid	31,164	30,225	3.1%
ARPU (COP)	15,821	14,990	5.5%
Churn (%)	2.3%	3.0%	(0.6)
Revenue Generating Units (RGUs)(2)	9,706	9,617	0.9%

(1) Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
(2) Fixed Line, Broadband and Television.

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Peru

191k postpaid net adds
We added 191 thousand postpaid clients but disconnected 37 thousand prepaid users, resulting in net additions of 155 thousand subscribers in the period. At the end of March we had 13.2 million wireless subscribers, 3.3% more than a year earlier. On the fixed-line platform we added 69 thousand RGUs—including 58 thousand broadband accesses—and reached 2.1 million fixed-line RGUs, 7.7% more than a year before.

Mobile service revenue +4.1% YoY
Revenue expanded 7.2% year on year to 1.8 billion soles, with service revenue growth accelerating to 4.8% from 4.0% in the prior quarter. In the mobile segment, revenue increased 4.1%, supported by postpaid growth of 5.9%, helped along by its 5G offerings.
Fixed-line service revenue +7.2% YoY
Fixed-line service revenue delivered a strong performance, rising 7.2%, up from 3.4% in the prior quarter.

EBITDA +8.0% YoY
EBITDA for the quarter increased 8.0% year-on-year and reached 709 million soles. The EBITDA margin stood at 40.0%.

INCOME STATEMENT - Peru Millions of Soles
	1Q26	1Q25	Var.%
Total Revenue(1)	1,774	1,655	7.2%
Total Service Revenue	1,388	1,324	4.8%
Wireless Revenue	1,426	1,330	7.2%
Service Revenue	1,051	1,010	4.1%
Equipment Revenue	375	320	17.2%
Fixed Line Revenue(2)	337	314	7.2%
EBITDA	709	657	8.0%
% total revenue	40.0%	39.7%
EBIT	381	332	14.9%
% total revenue	21.5%	20.0%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.

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Peru Operating Data
	1Q26	1Q25	Var.%
Wireless Subscribers (thousands)	13,221	12,795	3.3%
Postpaid	7,221	6,556	10.2%
Prepaid	5,999	6,239	-3.8%
ARPU (Sol)	27	26	1.0%
Churn (%)	3.7%	4.1%	(0.4)
Revenue Generating Units (RGUs)(1)	2,053	1,907	7.7%
(1) Fixed Line, Broadband and Television.
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Ecuador

Fixed-line RGUs +30.4% YoY
We conducted a clean up of our prepaid base during the quarter resulting in net disconnections of 54 thousand subscribers, while the postpaid segment recorded net additions of 18 thousand subscribers. At end of the quarter our wireless subscriber base totaled 9.6 million subscribers. Efforts to expand our fiber footprint allowed Claro to connect 38 thousand new fixed-line RGUs, reaching a total of 809 thousand accesses at the close of March; this represented 30.4% increase.

Fixed-line service revenue +13.2% YoY
The first quarter figures reflect a stabilization of economic activity in the country. Revenue increased 2.2% year-on-year to 260 million dollars, while service revenue increased 2.1%, compared with a decline of 1.7% in the previous quarter. The main driver of growth was fixed-line service revenue, up 13.2%.

Mobile service revenue growth recovered to 0.6%, from -3.0% in the fourth quarter of 2025, driven by a marked turnaround in prepaid revenue, which increased 0.8% after declining 7.3% in the prior quarter. Postpaid revenue also showed signs of improvement, rising 0.5% year-on-year.

EBITDA +5.6% YoY
EBITDA came in at 131 million dollars, a 5.6% increase year-on-year. The EBITDA margin stood at 50.4% and was up 1.6 percentage points over the year-earlier quarter.

INCOME STATEMENT - Ecuador Millions of USD
	1Q26	1Q25	Var.%
Total Revenue(1)	260	254	2.2%
Total Service Revenue	228	223	2.1%
Wireless Revenue	229	226	1.3%
Service Revenue	198	196	0.6%
Equipment Revenue	31	29	6.3%
Fixed Line Revenue(2)	31	28	12.9%
EBITDA	131	124	5.6%
% total revenue	50.4%	48.7%
EBIT	80	68	16.5%
% total revenue	30.6%	26.8%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.

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Ecuador Operating Data
	1Q26	1Q25	Var.%
Wireless Subscribers (thousands)	9,615	9,949	-3.4%
Postpaid	2,357	2,297	2.6%
Prepaid	7,258	7,652	-5.1%
ARPU (USD)	7	7	3.8%
Churn (%)	5.6%	3.8%	1.7
Revenue Generating Units (RGUs)(1)	809	620	30.4%
(1) Fixed Line, Broadband and Television.

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Argentina

All comments for Argentina related to annual variations of the presented period refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29.

347k wireless net adds & 59k new broadband accesses
We added 347 thousand wireless subscribers in the first quarter including 134 thousand new postpaid customers. At the end of March our wireless base comprised 27.7 million subscribers, up 5.4% year-on-year. Fixed-line net additions totaled 144 thousand RGUs, including 59 thousand new broadband accesses and 26 thousand PayTV units, and enabled us to close March with 4.3 million fixed-line RGUs.

Postpaid revenue +10.6% YoY in after-inflation terms
First quarter revenue increased 6.9% year-on-year in inflation adjusted terms, with service revenue up 7.6%. Mobile service revenue rose 9.6%, supported by an acceleration in postpaid revenue growth from 8.3% in the prior quarter to 10.6% in the current period. Claro has been expanding the deployment of its 5G coverage to offer customers the best quality and speeds in the Argentine market.

Fixed-line service revenue declined 0.5% as Claro’s position in the fixed-line market has become more challenging because of the difficulties in accessing clients in the Buenos Aires metropolitan area.

EBITDA +15.4% YoY
We have made extraordinary efforts to control costs and managed to increase our EBITDA by 15.4%. The EBITDA margin for the period improved to 40.1%, up from 37.1% a year earlier.

INCOME STATEMENT - Argentina Millions of Constant ARS as of March 2026
	1Q26	1Q25	Var.%
Total Revenue(1)	907,675	849,225	6.9%
Total Service Revenue	814,000	756,369	7.6%
Wireless Revenue	757,918	698,664	8.5%
Service Revenue	665,002	606,559	9.6%
Equipment Revenue	92,916	92,105	0.9%
Fixed Line Revenue(2)	148,998	149,810	-0.5%
EBITDA	363,565	315,147	15.4%
% total revenue	40.1%	37.1%
EBIT	321,448	281,296	14.3%
% total revenue	35.4%	33.1%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.
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Argentina Operating Data
	1Q26	1Q25	Var.%
Wireless Subscribers (thousands)	27,727	26,294	5.4%
Postpaid	10,293	9,804	5.0%
Prepaid	17,434	16,491	5.7%
ARPU (ARS)	7,848	5,721	37.2%
Churn (%)	1.1%	1.1%	0.0
Revenue Generating Units (RGUs)(1)	4,250	3,754	13.2%
(1) Fixed Line, Broadband and Television.
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Southern Cone

92k postpaid net adds
We registered 109 thousand net mobile disconnections during the quarter, with mixed results across segments. In the postpaid segment we recorded net additions of 92 thousand subscribers, whereas prepaid subscribers declined by a net 201 thousand. The combined mobile subscriber base closed March at 8.5 million subscribers and the fixed-line base at 3.1 million RGUs.

Service revenue +6.2% YoY
Total revenue for the block reached 394.2 billion Chilean pesos, representing a 25.0% year on year increase. This figure includes 43 billion Chilean pesos from a settlement of a dispute regarding TV rights. Service revenue increased 6.2%, with all countries in the block accelerating their pace of growth.

Mobile service revenue +15.0% YoY
Mobile service revenue increased 15.0%, with postpaid and prepaid growing at similar rates. On the fixed-line platform service revenue declined 0.7% year on year.

EBITDA margin at 21.3% of revenue
Combined EBITDA reached CLP 118 billion, reflecting the impact of extraordinary income resulting from a favorable litigation outcome in Chile. EBITDA expanded 23.2%, adjusting for this effect, with the EBITDA margin for the period increasing 21.3%, 2.0 percentage points higher than in the prior year.

INCOME STATEMENT - Southern Cone Millions of Chilean Pesos
	1Q26	1Q25	Var.%
Total Revenue(1)	394,186	315,348	25.0%
Total Service Revenue	294,463	277,232	6.2%
EBITDA	117,692	60,678	94.0%
% total revenue	29.9%	19.2%
EBIT	-13,287	-87,551	84.8%
% total revenue	-3.4%	-27.8%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue and equipment revenue.

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Southern Cone Operating Data
	1Q26	1Q25	Var.%
Wireless Subscribers (thousands)	8,538	9,212	-7.3%
Postpaid	5,232	4,827	8.4%
Prepaid	3,306	4,385	-24.6%
ARPU (CLP)	5,487	4,436	23.7%
Churn (%)	6.1%	5.4%	0.7
Revenue Generating Units (RGUs)(1)	3,133	3,343	-6.3%
(1) Fixed Line, Broadband and Television.
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Central America and The Caribbean

129k postpaid net adds
We registered 383 thousand net additions in the Central America and Caribbean block in the first quarter, including 129 thousand postpaid gains, to finish March with 26.1 million wireless subscribers, a 1.8% increase year-on-year. In the fixed-line segment we connected 147 thousand fixed-line RGUs of which 72 thousand were broadband accesses. We ended the quarter with 8.5 million fixed-line RGUs, up 7.1% more than a year earlier.

Service revenue +6.4% YoY
Revenue for the block increased 6.3% year-on-year to 1.3 billion dollars. Service revenue rose 6.4%, slightly faster than the 6.1% pace observed the preceding quarter. Mobile service revenue increased 8.4%, compared with 7.7% in the fourth quarter of 2025, while fixed-line service revenue was up 2.9% year-on-year.

EBITDA +9.3% YoY
EBITDA increased 9.3% to 548 million dollars, with the EBITDA margin reaching 43.8%, 1.2 percentage points higher than a year earlier.

INCOME STATEMENT - Central America and The Carribean Millions of Dollars
	1Q26	1Q25	Var.%
Total Revenue(1)	1,250	1,176	6.3%
Total Service Revenue	1,110	1,043	6.4%
Wireless Revenue	865	802	7.8%
Service Revenue	729	672	8.4%
Equipment Revenue	136	130	5.0%
Fixed Line Revenue(2)	385	373	3.1%
EBITDA	548	501	9.3%
% total revenue	43.8%	42.6%
EBIT	276	251	10.0%
% total revenue	22.1%	21.3%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues includes other revenue.
(2) Includes equipment revenue.

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Central America and The Caribbean Operating Data
	1Q26	1Q25	Var.%
Wireless Subscribers (thousands)	26,066	25,594	1.8%
Postpaid	5,915	5,429	9.0%
Prepaid	20,151	20,165	-0.1%
ARPU (USD)	9	9	6.7%
Churn (%)	4.3%	4.6%	(0.4)
Revenue Generating Units (RGUs)(1)	8,526	7,962	7.1%
(1) Fixed Line, Broadband and Television.
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Austria and Eastern Europe

107k postpaid net adds
Mobile net additions totaled 857 thousand subscribers during the quarter. We added 938 thousand postpaid subscribers—including 831 thousand machine-to-machine units—partially offset by prepaid disconnections of 82 thousand subscribers. The mobile base stood at 31.0 million subscribers at the end of the period, having increased 12.5% year-on-year. In addition, we connected 18 thousand broadband accesses and 43 thousand PayTV units, bringing the total fixed-line base to 6.5 million RGUs.

Mobile service revenue +2.9% YoY
Revenue was up 3.9% year-on-year to 1.4 billion euros, with service revenue rising 3.2%, up from 1.7% in the prior quarter, buoyed by the ICT business and solid performance in the retail mobile segment. Mobile service revenue growth accelerated from 2.0% to 2.9%, driven by improving trends in both Austria and Eastern Europe.
Fixed-line service revenue +3.4% YoY
Fixed-line service revenue also accelerated with its growth rate more than doubling versus the prior quarter, to 3.4%. This improvement stemmed from Eastern Europe, which recorded strong fixed-line additions.
EBITDA +4.8% YoY
EBITDA for the quarter increased 4.8% to 501 million euros, resulting in a 36.7% EBITDA margin.

INCOME STATEMENT - Austria and Eastern Europe Millions of Euros
	1Q26	1Q25	Var.%
Total Revenue(1)	1,366	1,314	3.9%
Total Service Revenue	1,143	1,108	3.2%
Wireless Revenue	806	777	3.7%
Service Revenue	633	615	2.9%
Equipment Revenue	173	162	6.5%
Fixed Line Revenue(2)	540	519	4.1%
EBITDA	501	478	4.8%
% total revenue	36.7%	36.4%
EBIT	199	184	8.3%
% total revenue	14.6%	14.0%

For further detail please visit www.a1.group/en/investor-relations
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.
(2) Includes equipment revenue.

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Austria and Eastern Europe Operating Data
	1Q26	1Q25	Var.%
Wireless Subscribers (thousands)	31,036	27,588	12.5%
Postpaid	27,556	24,022	14.7%
Prepaid	3,480	3,566	-2.4%
A1 Digital Subscribers (thousands)	10,346	7,366	40.5%
ARPU (Euros)	7	7	-8.0%
Churn (%)	0.9%	1.2%	-0.3
Revenue Generating Units (RGUs)(1)	6,498	6,379	1.9%
(1) Fixed Line, Broadband and Television.
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Exchange Rates Local Currency Units per MxP
	1Q26	1Q25	Var.%
Euro
End of Period	0.0479	0.0455	5.3%
Average	0.0487	0.0465	4.6%
USD
End of Period	0.0554	0.0492	12.5%
Average	0.0570	0.0490	16.4%
Brazilian Real
End of Period	0.2889	0.2826	2.2%
Average	0.3000	0.2866	4.7%
Argentinean Peso
End of Period	76.4943	52.8590	44.7%
Average	80.8085	51.7295	56.2%
Chilean Peso
End of Period	51.3353	46.9072	9.4%
Average	50.5172	47.2068	7.0%
Colombian Peso
End of Period	203.1339	206.3455	-1.6%
Average	210.7796	205.3524	2.6%
Guatemalan Quetzal
End of Period	0.4233	0.3795	11.5%
Average	0.4367	0.3776	15.7%
Peruvian Sol
End of Period	0.1934	0.1810	6.9%
Average	0.1934	0.1814	6.6%
Dominican Republic Peso
End of Period	3.3958	3.1243	8.7%
Average	3.5405	3.0546	15.9%
Belarusian Ruble
End of Period	0.1633	0.1534	6.4%
Average	0.1652	0.1496	10.4%
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Exchange Rates Local Currency Units per USD
	1Q26	1Q25	Var.%
Euro
End of Period	0.8656	0.9246	-6.4%
Average	0.8542	0.9506	-10.1%
Mexican Peso
End of Period	18.0667	20.3182	-11.1%
Average	17.5434	20.4244	-14.1%
Brazilian Real
End of Period	5.2194	5.7422	-9.1%
Average	5.2639	5.8527	-10.1%
Argentinean Peso
End of Period	1,382.0000	1,074.0000	28.7%
Average	1,417.6601	1,056.5442	34.2%
Chilean Peso
End of Period	927.4600	953.0700	-2.7%
Average	886.2462	964.1709	-8.1%
Colombian Peso
End of Period	3,669.9600	4,192.5700	-12.5%
Average	3,697.7999	4,194.2008	-11.8%
Guatemalan Quetzal
End of Period	7.6468	7.7117	-0.8%
Average	7.6620	7.7121	-0.6%
Peruvian Sol
End of Period	3.4950	3.6770	-4.9%
Average	3.3925	3.7046	-8.4%
Dominican Republic Peso
End of Period	61.3500	63.4800	-3.4%
Average	62.1121	62.3876	-0.4%
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América
Móvil
Consolidated

Mexico

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Ecuador

Argentina

Southern
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Central
America
and The
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Austria and Eastern Europe

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Appendix

Glossary

Appendix

The following table reconciles net cash flows provided by operating activities (an IFRS measure) to free cash flow (a non-IFRS measure). Our management defines free cash flow as funds from operations less capital expenditures. Funds from operations are calculated by subtracting payments of lease liabilities and net interest paid, and adding employee benefits, investing activities and others to net cash flows from operating activities.

Millions of Mexican pesos
	Jan-Mar 26	Jan-Mar 25
Net cash flows from operating activities (IFRS measure)	44,798	39,865
(-) Payments of lease liabilities	-13,389	-13,219
(-) Net interest paid	-10,065	-10,028
(+) Employee benefits	1,541	6,978
(+) Investing activities (Derivative instruments, other investments) and others	2,006	670
Funds from Operations	24,891	24,266
(-) Capital Expenditures	-21,624	-24,675
Free Cash Flow (non-IFRS measure)	3,267	-410

Free cash flow is presented as a supplemental non-IFRS measure because management believes that it provides additional perspective and useful insight into the Company’s ability to generate cash after excluding the adjusted items, including necessary capital expenditures. This non-IFRS measure should not be considered superior to, a substitute for or an alternative to, and should be considered in conjunction with the IFRS measure presented herein.
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Consolidated

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and The
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Glossary

Financial Debt of América Móvil(1) Millions
	Mar-26	Dec-25
Peso - denominated debt (MxP)	140,606	136,982
Bonds(2)	128,606	132,982
Banks and others	12,000	4,000
U.S. Dollar - denominated debt (USD)	9,114	9,389
Bonds	9,114	9,114
Banks and others	0	275
Euro - denominated Debt (EUR)	3,500	3,885
Bonds	3,432	3,432
Commercial Paper	68	453
Banks and others	0	0
Sterling - denominated Debt (GBP)	2,200	2,200
Bonds	2,200	2,200
Reais - denominated Debt (BRL)	10,000	8,500
Bonds	10,000	8,500
Banks and others	0	0
Debt denominated in other currencies (MxP)(3)	57,437	56,342
Bonds	5,360	5,424
Banks and others	52,076	50,917
Total Debt (MxP)	527,520	524,907
Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	90,495	77,384
Net Debt (MxP)	437,025	447,522

(1) This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.
(2) Includes the effect of inflation-linked debt.
(3) Includes Chilean peso, Colombian peso, Dominican peso, Japanese yen and Peruvian soles.
(4) Includes fixed income securities.

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América
Móvil
Consolidated

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and The
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Austria and Eastern Europe

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Appendix

Glossary

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.
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Glossary

Glossary of Terms

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC
Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation.
Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.
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Glossary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2026

AMÉRICA MÓVIL, S.A.B. DE C.V.

By: /s/ Carlos José García Moreno Elizondo
Name: Carlos José García Moreno Elizondo
Title: Chief Financial Officer